

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3628

May 28, 2009

By Facsimile (412.820.1539) and U.S. Mail

Sara M. Antol, Esq.
General Counsel
Tollgrade Communications, Inc.
493 Nixon Road
Cheswick, Pennsylvania 15024

Re: Tollgrade Communications, Inc.
Preliminary Proxy Statement on Schedule 14A filed May 20, 2009
Additional Soliciting Materials filed pursuant to Rule 14a-12 on May 20, 2009
File No. 000-27312

Dear Ms. Antol:

We have reviewed the above filings and have the following comments. Where indicated, we think the Company should revise the documents in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

In some of our comments, we may ask the Company to provide us with supplemental information so we may better understand the disclosure. After reviewing this information, we may or may not raise additional comments. All defined terms used in this letter have the same meaning as in the preliminary proxy statement listed above, unless otherwise indicated.

Please understand that the purpose of our review process is to assist the Company in its compliance with the applicable disclosure requirements and to enhance the overall disclosure in its filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

Who will solicit proxies on behalf of the Board, page 10

1.   We remind you that all written soliciting materials, including any scripts to be used in soliciting proxies in person, over the telephone, via telegram, facsimile or electronic mail correspondence and information posted on the Internet must be filed under the cover of

Schedule 14A. Please refer to Rule 14a-6(b) and (c). Please confirm the Company's understanding.

Proposal No. 1 Election of Directors, page 13

2.   We note the reference on page 21 to a letter dated May 18, 2009 the Company received from the Ramius Group. Please revise your disclosure to include all correspondence received from the Ramius Group that is referenced in this section.

3.   The first two paragraphs on page 25 appear to imply that the Ramius Group nominees will not act on behalf of *all* shareholders. Please avoid statements that directly or indirectly impugn the character, integrity or personal reputation of the Ramius Group nominees, or directly or indirectly make charges about them concerning improper, illegal or immoral conduct or associations, without adequate factual foundation. Please do not use these or similar statements in the Company's soliciting materials without providing a proper factual foundation for the statements. In addition, as to matters for which the Company does have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation. Please note that characterizing a statement as an opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that the Company expresses. Please confirm to us that the participants in the solicitation will not include in future soliciting materials any statements of or similar to the type we have described in this comment. In addition, please either remove the offending text or revise the disclosure to provide support within the proxy statement, e.g., by footnote or otherwise, for such statements. Please refer to Rule 14a-9 under the Securities Exchange Act of 1934, as amended.

Employment Agreements, Separation of Employment and Change-In-Control Agreements, page 58

4.   Please supplement the disclosure to indicate whether the election of the Ramius Group nominees would constitute a change of control under the agreements described in this section and trigger any payment obligations of the Company.

Miscellaneous Information Concerning Participants, page A-4

5.   Please tell us why the Company needs to qualify its disclosure "to the best of [its] knowledge." What prevents it from knowing and disclosing this information? Please explain or delete the qualifier.

* * * *

Please amend the proxy statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with the amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing the amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you and the Company provide to the staff of the Division of Corporation Finance in our review of the filing or in response to our comments on the filing.

Please direct any questions to me at (202) 551-3444 or, in my absence, to Dan Duchovny, Special Counsel, at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions